[Letterhead of Impac Mortgage Holdings, Inc.]

October 10, 2012

Via EDGAR

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Impac Mortgage Holdings, Inc.
Form 10-K for fiscal year ended December 31, 2011

Filed March 21, 2012

File No. 1-14100

Dear Mr. Woody:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated September 27, 2012.  As requested in the comment letter and in conjunction with the response to the comment letter, Impac Mortgage Holdings, Inc. (the “Company”) hereby acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at (949) 475-3600.

Very truly yours,

/s/ Todd R. Taylor

Impac Mortgage Holdings, Inc.

Todd R. Taylor
Chief Financial Officer

cc:                                 Ronald M. Morrison, General Counsel

Katherine J. Blair, K&L Gates